SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)


                        Financial Industries Corporation
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.20 per share
                    -------------------------------------
                         (Title of Class of Securities)

                                    317574101
                                    ---------
                                 (CUSIP Number)

                                 J. Rowland Cook
                            Jenkens & Gilchrist, P.C.
                            2200 One American Center
                               600 Congress Avenue
                               Austin, Texas 78701
                                  512-499-3800
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 6, 2003
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

CUSIP NO. 317574101

1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        The Roy F. and Joann Cole Mitte Foundation, EIN 74-2766058
-------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)     [ ]

        (b)     [X]
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3.      SEC Use Only
-------------------------------------------------------------------------------

4.      Source of Funds:
        N/A
-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6. Citizenship or Place of Organization         Texas
-------------------------------------------------------------------------------

Number of             7.       Sole Voting Power                1,034,804
                      ---------------------------------------------------------
Shares Bene-
ficially Owned        8.       Shared Voting Power              0
                      ---------------------------------------------------------
By Each
Reporting             9.       Sole Dispositive Power           1,034,804
                      ---------------------------------------------------------
Person With
                      10.       Shared Dispositive Power        0
                      ---------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                               1,034,804
-------------------------------------------------------------------------------

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) [ ]
-------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)
                               10.9%
-------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)    OO
-------------------------------------------------------------------------------

CUSIP NO. 317574101

1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

                  Roy F. Mitte
-------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)     [ ]

        (b)     [X]

3.      SEC Use Only
-------------------------------------------------------------------------------

4.      Source of Funds:        N/A
-------------------------------------------------------------------------------

5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6.      Citizenship or Place of Organization            USA
-------------------------------------------------------------------------------

Number of             7.       Sole Voting Power                0
                      ---------------------------------------------------------
Shares Bene-
ficially Owned        8.       Shared Voting Power              1,034,804
                      ---------------------------------------------------------
By Each
Reporting             9.       Sole Dispositive Power           0
                      ---------------------------------------------------------
Person With
                      10.      Shared Dispositive Power         1,034,804
                      ---------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                               1,034,804
-------------------------------------------------------------------------------

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) [ ]
-------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)
                               10.9%
-------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions)    IN
-------------------------------------------------------------------------------

CUSIP NO. 317574101

1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

                  Joann Cole Mitte
-------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)     [ ]

        (b)     [X]
-------------------------------------------------------------------------------

3.      SEC Use Only
-------------------------------------------------------------------------------

4.      Source of Funds: N/A
-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6       Citizenship or Place of Organization            USA
-------------------------------------------------------------------------------

Number of             7.       Sole Voting Power                0
                      ---------------------------------------------------------
Shares Bene-
ficially Owned        8.       Shared Voting Power              0
                      ---------------------------------------------------------
By Each
Reporting             9.       Sole Dispositive Power           0
                      ---------------------------------------------------------
Person With
                      10.      Shared Dispositive Power         0
                      ---------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                               0
-------------------------------------------------------------------------------

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) [ ]
-------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)
                               0%
-------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)    IN
-------------------------------------------------------------------------------

CUSIP NO. 317574101

1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

                  Scott Mitte
-------------------------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)     [ ]

        (b)     [X]

3.      SEC Use Only
-------------------------------------------------------------------------------

4.      Source of Funds:        N/A
-------------------------------------------------------------------------------

5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6.      Citizenship or Place of Organization            USA
-------------------------------------------------------------------------------

Number of             7.       Sole Voting Power                64
                      ---------------------------------------------------------
Shares Bene-
ficially Owned        8.       Shared Voting Power              0
                      ---------------------------------------------------------
By Each
Reporting             9.       Sole Dispositive Power           64
                      ---------------------------------------------------------
Person With
                      10.      Shared Dispositive Power         0
                      ---------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                               64
-------------------------------------------------------------------------------

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) [ ]
-------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)
                               less than 1%
-------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)    IN
-------------------------------------------------------------------------------

                                PRELIMINARY NOTE

     This  Amendment  No. 5  ("Amendment  No. 5") amends  Amendment No. 4 to the
Schedule 13D filed on May 15, 2003 ("Amendment No. 4") by The Roy F. and Joann Cole Mitte Foundation (the "Foundation"), Roy Mitte, and Joann Mitte (together with the Foundation, the "Reporting Persons"). The Original Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and this Amendment No.5, is referred to collectively as this "Statement."

     Following the filing of Amendment No. 3, Financial Industries Corporation (the "Company") and the Reporting Persons entered into a letter agreement whereby the Reporting Persons agreed to withdraw their request for a special meeting of the shareholders in exchange for the Company's commitment to hold the annual meeting of the shareholders (the "Annual Meeting") during the week of May 5-9, 2003. Thereafter, the Reporting Persons and the Company entered into settlement discussions, and in the course of such discussions, agreed to delay the Annual Meeting to an outside date of June 12, 2003. On May 15, 2003, a settlement agreement was reached between the Company and the Reporting Persons, the terms of which provide that, if certain conditions are met, the Reporting Persons will grant to the Company their irrevocable proxy for all shares held by the Reporting Persons. Therefore, the Reporting Persons no longer intend to nominate an independent slate of directors for election at the Annual Meeting, nor will the Reporting Persons be soliciting or accepting proxies for that purpose. In addition, on June 4, 2003, pursuant to the terms of the Settlement Agreement, the Foundation sold a total of 517,402 shares of common stock of the Corporation to two buyers identified by the Company, thus reducing the number of shares of Company common stock held by the Foundation to 1,034,804 shares, or approximately 10.9% of the Company's outstanding common stock.

     This Amendment No. 5 amends, supplements and restates in whole the following items of this Statement to read as follows:

Item 4.    Purpose of Transaction.

     On January 20, 2003, the Foundation, pursuant to Article 2.24(C) of the Texas Business Corporation Act ("TBCA") and the Company's bylaws, called for a special meeting of shareholders of the Company, to be held on February 4, 2003 (the "Special Meeting"). The purposes for which the Special Meeting was called were (1) to consider and vote upon the removal from office of the entire Board of Directors of the Corporation, (2) to consider and vote upon the election of a new full Board of Directors, and (3) to consider certain amendments to the Company's bylaws to prevent the Board of Directors from taking measures to prevent their removal or otherwise obstruct a change in control at the Company.

     On January 27, 2003, the Reporting Persons filed with the District Court an Application for Temporary Restraining Order and Injunctive Relief, followed by an Application for Preliminary Injunction and Mandamus Relief (the "Injunction Application") on February 10, 2003, which asked that the Court compel the Company to comply with its statutory obligation under TBCA Article 2.24(C) to send the Special Meeting notice to the Company's shareholders. On February 10, 2003, one day prior to the hearing on the Injunction Application, the Reporting Persons and the Company reached an agreement (the "Meeting Agreement") whereby the Reporting Persons agreed to withdraw the Injunction Application, in exchange for certain commitments made by the Company, including, but not limited to, the Company's pledge that the Annual Meeting would be held during the week of May 5-9, 2003, and that the Record Date for the Annual Meeting would be March 28, 2003.

     On March 27, 2003, the Foundation filed a preliminary proxy statement with the SEC soliciting proxies from the Company's shareholders to elect a slate of independent directors to be nominated by the Foundation. Other than the filing of the preliminary proxy statement, the Reporting Persons did not actively solicit proxies from the Company's shareholders, and no proxies were granted to the Reporting Persons. In addition, after the Meeting Agreement was reached, the Reporting Persons and the Company entered into settlement discussions, and, most recently, agreed to delay the outside date for the Annual Meeting to June 12, 2003.

     On May 15, 2003, the Reporting Persons and the Company executed a settlement agreement (the "Settlement Agreement"). The terms of the Settlement Agreement provide generally that the Reporting Persons will grant to the Company or its designees irrevocable proxies for any and all shares of Common Stock held by the Reporting Persons. Such proxies shall be limited to the following purposes:

     (i) The proxies may be voted "for" all nominees of the Board of Directors of the Company named on the Company's proxy statement, "against" any proposal by a person other than the Company for the removal of any members of the Board of Directors, "withheld" as to any nominees for the Board of Directors proposed by any person other than the Company, "against" any proposal by any person other than the Company to amend the bylaws or articles of incorporation of the Company, and in accordance with the recommendation of the Board of Directors or at the Board's discretion as permitted by applicable law with respect to any shareholder proposal submitted pursuant to Rule 14a-8 under the Exchange Act.

     (ii) To the extent such matter is proposed by the Company at the 2004 annual meeting, or at any annual meeting or special shareholders meeting after the 2004 annual meeting, the proxies may be voted "for" an amendment to the articles of incorporation of the Company to (1) raise the ownership threshold for a shareholder's ability to call a special meeting to 30%, or (2) provide that cumulative voting shall not be permitted in the election of the Company's Board of Directors.

     The proxies granted by the Reporting Persons to the Company are subject to termination unless the following conditions are satisfied:

     (i) During periods ending August 15, 2003, May 15, 2004, November 15, 2004, and May 15, 2005, the Company must use its commercially reasonable efforts to locate a bona fide purchaser or purchasers to purchase an agreed upon number of shares of the Company's Common Stock held by the Foundation for a per share purchase price set forth in the Settlement Agreement.

     (ii) The Company is to pay Roy Mitte a sum, set forth in the Settlement Agreement, as full satisfaction of all amounts due and allegedly due to Roy Mitte from the Company, and all amounts due and allegedly due to the Company from Roy Mitte and the Foundation, with respect to claims relating to Roy Mitte's former employment as Chairman of the Board, President, and CEO of the Company. Such payment is to be made by the Company in three annual installments beginning on June 1, 2003, unless a "Change in Control" occurs at the Company, in which case the Company's payment obligations will become immediately due and payable.

     In accordance with the terms of the Settlement Agreement, the Reporting Persons will no longer be soliciting proxies from the Company's shareholders in connection with the election of directors at the Annual Meeting. The Annual Meeting was tentatively scheduled for an outside date of June 12, 2003, subject to change by the Company. However, no such date has to the knowledge of the Reporting Persons been definitively set by the Company's Board of Directors and in view of the Settlement Agreement, the Reporting Persons are no longer involved in determining such date.

     The Settlement Agreement also provides that the Company will cancel Roy Mitte's stock options for 6,600 shares in consideration of a cash, and that, on or before June 1, 2003, the Company or a buyer it identifies will purchase all of Roy Mitte's stock (consisting of 39,820 shares owned directly and 35,520 shares owned indirectly through the Company's ESOP/401(k) plan). Such sales were completed on May 30, 2003, at a price of $14.64, with the company being the purchaser. The payment relative to the options also was at the price of $14.64, less the exercise price of $18.18 per share.

     During the periods ending August 15, 2003, May 15, 2004, November 15, 2004 and May 15, 2005, the Company is to locate a buyer or buyers to purchase at least 388,052 shares of common stock of the Company held by the Foundation at a purchase price of $14.64 per share. Pursuant to these terms, on June 4, 2003, the Foundation sold in private transactions a total of 517,402 shares of the Company's common stock to two buyers identified by the Company at $14.64 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     For a description of the manner in which the Settlement Agreement relates to the Common Stock of the Company, see Item 4 above in this Amendment No. 4.

Item 7. Material to Be Filed as Exhibits.

     Pursuant to Rule 12b-32, a copy of the Settlement Agreement, including the irrevocable proxy executed and delivered pursuant thereto, filed by the Company as Exhibit 10.1 to its report on Form 10-Q for the quarter ended March 31, 2003, is incorporated by reference as an Exhibit to this Amendment No. 4.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2003.

                                     THE ROY F. AND JOANN COLE MITTE FOUNDATION


                                     By:      /s/
                                        ---------------------------------------
                                              Roy F. Mitte, President


                                              /s/
                                     ------------------------------------------
                                     Roy F. Mitte



                                              /s/
                                     ------------------------------------------
                                     Joann Cole Mitte



                                              /s/
                                     ------------------------------------------
                                     Scott Mitte

                                   APPENDIX A


           Set forth below is the name, present principal occupation or employment, business address and citizenship of each director and executive officer of The Roy F. and Joann Cole Mitte Foundation. The Foundation is a not-for-profit corporation organized under the laws of the State of Texas.



                                Principal
  Name and                      Occupation
  Positions Held                or Employment                   Business Address                    Citizenship

Roy F. Mitte                    Director of The Roy F. and      6836 Bee Caves Road, Suite 262      US
                                Joann Cole Mitte Foundation     Austin, Texas 78746



Joann Cole Mitte                 Director of The Roy F. and     6836 Bee Caves Road, Suite 262      US
                                 Joann Cole Mitte Foundation    Austin, Texas 78746



Scott Mitte                     Director of The Roy F. and       6836 Bee Caves Road, Suite 262     US
                                Joann Cole Mitte Foundation      Austin, Texas 78746



William R. Skipping             Founder - Family Uplift          3003 LBJ Freeway, Suite 122E       US
                                Housing Corporation              Dallas, Texas  75234



Dr.Jerome Supple                President and Professor of      1020  J.C. Kelam                     US
                                Chemistry, Southwest Texas      601 University Drive
                                State University                San Marcos, Texas 78666
